UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number 000-54376

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

TNP Strategic Retail Trust, Inc.

Full Name of Registrant

Former Name If Applicable

4695 MacArthur Court, Suite 1100

Address of Principal Executive Office (Street and number)

Newport Beach, California 92660

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 15, 2013, TNP Strategic Retail Trust, Inc. (the “Company”) dismissed McGladrey LLP as the Company’s independent registered certified public accounting firm and appointed Moss Adams LLP as the Company’s independent registered certified accounting firm for the fiscal year ending December 31, 2013. As a result of the change in the Company’s independent registered certified public accounting firm, the Company was unable to complete and file its Form 10-Q for the period ended March 31, 2013 by the prescribed due date without unreasonable effort and expense. As a result, the Company is delayed in filing its Form 10-Q for the period ended March 31, 2013.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dee R. Balch	(949)	798-6201
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TNP Strategic Retail Trust, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2013	By:	/s/ Dee R. Balch
Name: Dee R. Balch
Title: Chief Financial Officer, Treasurer and Secretary